

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 14, 2015

Brian Donahoo
Chief Executive Officer
AppFolio, Inc.
50 Castilian Drive
Goleta, California 93117

> **Re:** **AppFolio, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted April 17, 2015**
> **CIK No. 0001433195**

Dear Mr. Donahoo:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. We will process your filing without price ranges. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the filing when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented upon.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

3. Please supplementally provide us with support for the following assertions. To the extent such assertions are management's belief, please clarify.

- Page 2: you deploy "exceptional cloud-based technology";
- Page 2: your senior management "has a proven track record" and are "pioneers in the cloud-based software industry";
- Page 3: "SMBs represent a significant proportion, and are an essential driver, of the U.S. economy. In particular, SMBs spark innovation, create jobs, and provide opportunities for success . . . . Since the end of the U.S. recession, SMBs generated approximately 60% of net new jobs from mid-2009 through mid-2013";
- Page 7: your solutions meet the needs of SMBs at "lower cost than an inflexible on-premise software product";
- Page 74: "…solo practitioners and small law firms continue to be plagued by manual processes and outdated software despite the broader legal industry's increased comfort with cloud-based solutions"; and
- Page 90: you have experienced an "increasing number of unique visits to [y]our product websites, as well as…increasing interest in [y]our brands, as evidenced by Google search activity."

4.   Please provide us with the relevant portions of each industry research report you cite, such as the 2012 U.S. Small Business Administration report. To expedite our review, clearly mark each source to highlight the applicable portion or section containing the statistic and cross-reference it to the appropriate location in your prospectus. Also, tell us whether any of the reports were prepared for you or for this offering.

Prospectus Summary

Overview, page 1

5.   You indicate on the bottom of page 2 that you experienced net losses in fiscal years 2013 and 2014 as a result of certain investments. The only investment you note in the paragraph, however, is an increase in employee headcount. Please clarify whether your net losses were solely the result of the increase in employee headcount.

Industry Background, page 3

6.   You state that "many SMBs have not adopted integrated, web-optimized technology solutions to unify and manage their business operations." However, you also state that "[i]n many cases, and particularly for interactions with SMBs, mobile devices have become the primary platform for conducting business and consuming information," which appears to contradict the first statement. Please advise or revise.

Our Market Opportunity, page 4

7.   Please revise to clarify how Parallels defines the cloud market for SMBs. If the solutions and services you offer compose only a portion of the cloud market, state that clearly.

8.   Please explain in your response letter, the methodologies and assumptions used to calculate the total addressable market size for the property management and legal verticals.

Risk Factors

Risks Related to Our Business and Our Industry

"We manage our business towards the achievement of long-term growth…," page 18

9.   Please revise this risk factor heading to identify the risk to investors.

"Our estimates of market opportunity may prove to be inaccurate…," page 23

10.   We note your statement that "the estimates in [the] prospectus relating to the size of the SMB market for cloud-based business management software for the property management and legal industries may prove to be inaccurate." Please remove such statement, as it implies that you are not responsible for the accuracy of the information you elect to include in your prospectus.

"Our business depends substantially on existing customers renewing their subscriptions…," page 24

11.   Please tell us, with a view toward revised disclosure, the length of time for which a customer may use a free trial of your products.

"We expect to continue to derive a significant portion of our revenue from our property manager customers…," page 25

12.   We note your disclosure that "most of [y]our revenue has been derived from APM … and expect that [y]our property manager customers will continue to account for a significant portion of [y]our revenue for the foreseeable future." Please quantify in this risk factor what percentage of revenue is attributable to your property management solution.

Cautionary Note Regarding Forward-Looking Statements, page 44

13.   You are responsible for the accuracy and completeness of all disclosure you include in
        your filings. Please eliminate any suggestion otherwise, including the statement on page
        44 that "we cannot guarantee their accuracy or completeness."

Use of Proceeds, page 46

14.   We note that you intend to use the net proceeds from this offering for working capital and
        other general corporate purposes. Please revise to provide more meaningful and specific
        disclosure of the intended use of proceeds. In this regard, consider disclosing the amount
        of proceeds that you plan to use to grow your business. This section does not require
        disclosure of definitive plans, and it is acceptable to provide a quantitative discussion of
        preliminary plans. Refer to Item 504 of Regulation S-K and Instruction 7 to Item 504.
        We note you describe your growth strategy on page 82 but do not indicate if it will be
        funded with offering proceeds.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, 54

15.   We note your discussion in this section of the number of your customers and your annual
        dollar-based net expansion rate. Please tell us what consideration you have given to
        discussing these metrics, as well as other measures you use to evaluate your business, in a
        separately titled section and discussing any trends in such metrics and related material
        impacts on your business. For example, it appears that the growth rates of property
        manager customers and law firm customers are slowing. See Item 303(a) of Regulation
        S-K, and for additional guidance, refer to Section III.B of SEC Release No. 33-8350.

Comparison of Years Ended December 31, 2013 and 2014

Revenue, page 58

16.   We note the reference in this section to your strong customer renewal rates. Please tell us
        what consideration you have given to disclosing customer renewal rates and discussing
        related trends. Refer to Section III.B of SEC Release No. 33-8350.

17.   We note your disclosure indicating that revenue growth in 2014 was partly due to Value+
        services. Please tell us the extent to which revenue growth was attributed to usage-based
        fees and if significant, what consideration was given quantifying such amount and
        providing supporting disclosure such as the number of transactions processed. Refer to
        Section III.B.1 of SEC Release 33-8350.

Contractual Obligations and Other Commitments, page 61

18.   We note your disclosure of unrecognized tax benefits as of December 31, 2014 on page F-28. Please tell us what consideration was given to disclosing liabilities relating to such benefits in the table of contractual obligations or related note. See Item 303(a)(5) of Regulation S-K and Section II.C of SEC Release No. 33-9144.

Critical Accounting Policies and Estimates

Common Stock Valuations, page 67

19.   Please revise to disclose that estimates of the fair value of your common shares will not be necessary once the shares begin trading.

20.   For any options granted or other share-based issuances subsequent to the most recent balance sheet date presented in the registration statement, if material, please revise your disclosure to include the expected impact the additional grants will have on your financial statements. Additionally, continue to provide us with updates to the requested information for all equity-related transactions subsequent to this request through the effective date of the registration statement.

Business

Our Solutions

Modern Cloud-Based Solutions, page 80

21.   We note your statement that your platform allows for "rapid and cost-effective deployment of [y]our…solutions." With a view toward revised disclosure, please tell us how long it takes on average for customers to deploy your solutions.

Benefits of Our Solutions

Benefits to Our SMB Customers, page 80

22.   We note your statement that your software enables property managers to achieve higher occupancy rates, optimize pricing and offer ancillary services. Please tell us how you measure the impact of your software on these aspects of your customers' businesses.

Management

Committees of the Board of Directors, page 97

23.   You disclose that Mr. Bliss is the manager of the IGSB II Entities and is the beneficial owner of approximately 36.5% of your shares. You also disclose that Mr. von Blottnitz is a venture partner of BV Capital, a beneficial owner of approximately 14.5% of your shares. Please provide us with your analysis in support of the board's determination that Messrs. Bliss and von Blottnitz will satisfy the requirements for independence under the rules of the NASDAQ Global Market and the Commission. In this regard, explain to us how you concluded Mr. von Blottnitz is independent for the purposes of Exchange Act Rule 10A-3(b)(1) and Messrs. Bliss and von Blottnitz are independent for purposes of Exchange Act Rule 10C-1(b)(1).

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Segment Information, page F-8

24.   We note that your CODM reviews, among other information, revenue by type of service. However, you have not disclosed a breakout of revenue by type of service. Please tell us what consideration was given to disclosing revenues attributed to each different service and product type, such as subscriptions, usage-based fees, on-boarding and optimizing of core solutions, as well as website design services whether or not your CODM reviews such information. Refer to ASC 280-10-50-38 and 40.

Revenue Recognition, page F-13

25.   For your one-time services described both here and on page 90 under "Customer Service," please tell us why you believe revenue recognition is appropriate upon completion of each of the services. Also, tell us how you considered SAB Topic 13.A.3.f. and related footnote 39 in determining the recognition period.

Stock-Based Compensation, page F-16

26.   Please revise to disclose how you estimated the fair value of common stock and the restricted stock. See disclosures required by ASC 718-10-50-1.

Part II. Information Not Required in the Prospectus

Item 16. Exhibits and Financial Statement Schedules

Exhibit 10.6

27.   We note that you have filed a form of the indemnification agreement rather than the individual agreements. In accordance with Instruction 2 of the Instructions to Item 601 of Regulation S-K, please file a schedule with the exhibit identifying the documents omitted and setting forth the material details in which such documents differ from the filed document.

Exhibit 10.7

28.   It appears you have omitted material from the schedules to this exhibit. Please refile the exhibit in its entirety to include all exhibits and schedules. Note that unlike Item 601(b)(2) of Regulation S-K, there is no provision in Item 601(b)(10) of Regulation S-K for omitting schedules or similar attachments.

        You may contact David Edgar, Staff Accountant, at (202) 551-3459, or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Ji Shin, Attorney-Advisor, at (202) 551-3579, or in her absence, me at (202) 551-3456 with any other questions.

                                        Sincerely,

                                        /s/ Matthew Crispino

                                        Matthew Crispino
                                        Attorney-Advisor

cc: C. Craig Carlson, Esq.
        Stradling Yocca Carlson & Rauth, P.C.